UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41035

CI&T Inc

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

CI&T Inc

TABLE OF CONTENTS

ITEM

1. Notice of Annual General Meeting of the Company
2. Form of Proxy Card

CI&T Inc

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually by accessing the following link https://us04web.zoom.us/meeting/register/upcod-Cgpz4pEt2_ZNLU842EYAxL_VcjGKkz#/ registration, on May 26, 2023 at 11:00 a.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1. "As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2022 be approved and ratified."

The AGM will also serve as an opportunity for shareholders to discuss the Company affairs with management.

The board of directors of the Company (the “Board”) has fixed the close of business (São Paulo time) on April 26, 2023, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business (São Paulo time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Shareholders or their proxies or representatives wishing to access the AGM virtually by accessing the following link https://us04web.zoom.us/meeting/register/upcod-Cgpz4pEt2_ZNLU842EYAxL_VcjGKkz#/registration will be required to contact the Company’s Investor Relations Department by email at investors@ciandt.com to obtain the relevant access code, and the Company reserves the right to request any information or documents from the shareholder, proxy or representative in order to verify that they are a shareholder or a proxy or representative of a shareholder of the Company as at the close of business (São Paulo time) on the Record Date to its satisfaction before providing such access code.

The Company’s 2022 annual report on Form 20-F for the fiscal year ended December 31, 2022 was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 29, 2023 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investors.ciandt.com/investors-info/financials/sec-filings/default.aspx or from the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@ciandt.com.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign, and return the proxy card attached to this Notice, in accordance with the instructions printed on such form of proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority).

By order of the Board

/s/Brenno Raiko de Souza

Director - Brenno Raiko de Souza

Date: April 18, 2023

Resgistered office

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy and mail it in accordance with the instructions printed on such form of proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority), or send copies of the foregoing to the Company's Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of Eduardo Galvão, not later than 10:30 am (São Paulo time) the business day prior to the date of the AGM or adjourned AGM, in accordance with the Articles of Association of the Company.  Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall represent a quorum.

Form of Proxy Card

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CI&T INC May 26, 2023 Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, dministrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CI&T INC May 26, 2023 PROXY VOTING INSTRUCTIONSINTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual General Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.COMPANY NUMBER ACCOUNT NUMBERPlease detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00030000000000001000 3 052623 COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CI&T INC May 26, 2023 MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. 1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2022 be approved and ratified. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposal 1.To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer